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pls 3/10

11018534

SECUR. ... SION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAR 01 2011 WASHINGTON DC

SEC FILE NUMBER
8-67596

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ESPOSITO SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 CRESCENT COURT SUITE 650
(No. and Street)

DALLAS (City) TX (State) 75201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILL MARTIN, CCO 214-855-2162
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GRANT THORNTON, LLP
(Name – *if individual, state last, first, middle name*)

1717 MAIN ST, #1500 (Address) DALLAS (City) TX (State) 75201 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

mn

OATH OR AFFIRMATION

I, WILL MARTIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ESPOSITO SECURITIES, LLC, as of DECEMBER 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHANNON MICHELLE TRAMMELL
Notary Public, State of Texas
My Commission Expires
November 05, 2013

Signature

CHIEF COMPLIANCE OFFICER
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Report of Independent Registered Public Accounting Firm

Esposito Securities, LLC

December 31, 2010

Esposito Securities, LLC

Contents

Grant Thornton

Report of Independent Registered Public Accounting Firm

Audit • Tax • Advisory
Grant Thornton LLP
1717 Main Street, Suite 1500
Dallas, TX 75201-4667
T 214.561.2300
F 214.561.2370
www.GrantThornton.com

The Members
Esposito Securities, LLC

We have audited the accompanying statement of financial condition of Esposito Securities, LLC (a Texas limited liability corporation) (the "Company") as of December 31, 2010, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Esposito Securities, LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and the Report of Independent Registered Public Accounting Firm on Internal Controls Required by SEC Rule 17a-5 for a Non issuer Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Dallas, Texas
February 28, 2011

Esposito Securities, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2010

ASSETS

ASSETS	
Cash	$1,137,589
Cash with clearing organization, restricted	1,850,000
Receivables from brokers, dealers and clearing organizations	79,092
Securities owned, at market value	1,440,145
Prepaid expenses and other assets	178,407
Furniture, fixtures and equipment, at cost, net of accumulated depreciation of $199,132	123,812
TOTAL ASSETS	$4,809,045

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 507,322
Securities sold, not yet purchased, at market value	881,884
Other current liabilities	66,931
Total liabilities	1,456,137
MEMBERS' EQUITY	
Members' equity	3,352,908
Total members' equity	3,352,908
TOTAL LIABILITIES AND MEMBERS' EQUITY	$4,809,045

The accompanying notes are an integral part of this financial statement.

Esposito Securities, LLC

STATEMENT OF OPERATIONS

Year ended December 31, 2010

REVENUE	
Commissions	$6,030,201
Trading income	193,797
Total revenue	6,223,998
EXPENSES	
Employee compensation and benefits	1,893,775
Clearing costs	3,047,705
General and administrative expense	880,763
Occupancy and equipment	353,756
Depreciation	128,239
Advertising and communications	99,636
Total expenses	6,403,874
Gain on sale of fixed assets	67,325
Net loss before income taxes	(112,551)
INCOME TAX BENEFIT	83,759
Net loss	$ (28,792)

The accompanying notes are an integral part of this financial statement.

Esposito Securities, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

Year ended December 31, 2010

Balance, January 1, 2010	$ 6,753,167
Withdrawals	(3,371,467)
Contributions	-
Net loss	(28,792)
Balance, December 31, 2010	$ 3,352,908

The accompanying notes are an integral part of this financial statement.

Esposito Securities, LLC

STATEMENT OF CASH FLOWS

Year ended December 31, 2010

Cash flow from operating activities	
Net loss	$ (28,792)
Adjustments to reconcile net loss to net cash provided by operating activities	
Depreciation	128,239
Gain on disposal of furniture, fixtures and equipment	(67,325)
Changes in operating assets and liabilities	
Receivables from brokers, dealers and clearing organizations	439,330
Securities owned	(1,438,745)
Prepaid expenses and other current assets	(146,827)
Accounts payable and accrued expenses	197,844
Securities sold, not yet purchased	851,029
Other current liabilities	(42,779)
Net cash provided by operating activities	(108,026)
Cash flows from investing activities	
Increase in Restricted Cash	(1,500,000)
Purchases of furniture, fixtures and equipment	(26,367)
Net cash used in investing activities	(1,526,367)
Cash flows from financing activities	
Payments to members	(3,270,823)
Net cash used in financing activities	(3,270,823)
Net decrease in cash	(4,905,216)
Cash, beginning of year	6,042,804
Cash, end of year	$ 1,137,588
Supplemental disclosure of cash flow information	
Cash paid for income taxes	$ -
Non-Cash Transaction:	
Recovery from sale of fixed assets distributed to members	$ 100,644

The accompanying notes are an integral part of this financial statement.

Esposito Securities, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2010

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Esposito Securities, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company was formed in December 2006 as a Texas Limited Liability Company, was capitalized in August 2007, and began operating as a broker-dealer in September 2007. The Company provides several value-added institutional brokerage services to its clients including electronic and algorithmic trading.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk. The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. The Company does not believe it is exposed to any significant counterparty credit risk.

Cash

Cash consists of unrestricted cash held by depository institutions and the clearing broker.

Restricted Cash

Restricted cash consists of deposits and compensating balances required by clearing brokers.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Commission income and expenses related to customer' securities and commodities are reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date. Securities owned and securities sold, not yet purchased are valued at market value, based on quoted market prices, and securities not readily marketable are valued at fair value as determined by management. The increase or decrease in net unrealized appreciation or depreciation of securities owned is credited or charged to operations as trading income.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES - Continued

Receivables

Receivables from brokers, dealers and clearing organizations are stated at the amount management expects to collect from outstanding balances. Management provides for uncollectible amounts based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to bad debt expense in the period uncollectability is determined. As of December 31, 2010, there was no allowance for uncollectible receivables.

Income Taxes

The Company has elected to have its income taxed as a partnership under provisions of the Internal Revenue Code. Under these provisions, the Company does not pay income taxes on its federal taxable income; rather, the members are liable for any federal taxes resulting from the Company's operations. The Company is subject to the Texas Margin Tax, which is imposed on gross revenue generated by the Company. The related expense is reflected as provision for income tax expense or benefit on the accompanying statement of operations. The Company has recorded an accrued income tax expense $20,000 for the year ended December 31, 2010. In addition, the Company has recorded an income tax benefit of approximately $103,000 at December 31, 2010 for refund received during the year. The refund was result of amendment of prior year Texas Margin tax returns to use alternative apportionment factor which was more favorable to the Company.

As required by the uncertain tax position guidance of Accounting Standards Codification (ASC) 740, *Income Taxes*, the Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority.

All interest and penalties related to income tax are charged to income tax expense. All tax positions taken related to the Company, for which the statue of limitations remained open, have been reviewed and management is of the opinion that material positions taken by the Company would more likely than not be sustained by examination. Accordingly the Company has no recorded an income tax liability for uncertain tax positions. The company files state franchise tax returns, which remain open for examination for the previous five year period.

Depreciation

Furniture, fixtures and equipment are stated at cost. Repairs and maintenance that do not increase the useful lives of the related assets are expensed as incurred. Depreciation commences when property and equipment are available and ready for use and is computed using the straight-line method over useful lives of two to five years.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES - Continued

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising Expenses

The Company expenses advertising costs as incurred. Total advertising expense amounted to $99,636 for the year ended December 31, 2010.

The Partnership's policy is to account for all securities owned and securities sold, not yet purchased on a fair value basis. Fair value accounting establishes a framework for measuring fair value and expands disclosures about fair value measurements.

NOTE 3 - FAIR VALUE OF FINANCIAL INSTRUMENTS

Under fair value accounting, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. The standard clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, the standard establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy. The standard describes three levels of inputs that may be used to measure fair value:

- *Level 1* - Quoted prices in an active market for identical assets or liabilities. Valuation of these instruments does not require a high degree of judgment as the valuations are based on quoted prices in active markets that are readily available.

- *Level 2* - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. These financial instruments are valued by quoted prices that are less frequent than those in active markets or by models that use various assumptions that are derived from or supported by data that is generally observable in the marketplace. Valuations in this category are inherently less reliable than quoted market prices due to the degree of subjectivity involved in determining appropriate methodologies and the applicable underlying assumptions.

NOTE 3 - FAIR VALUE OF FINANCIAL INSTRUMENTS - Continued

- *Level 3* - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. These financial instruments have significant inputs that cannot be validated by readily determinable market data and generally involve considerable judgment by management.

The following table summarizes by level within the fair value hierarchy securities owned, at market value, and securities sold, not yet purchased, at market value, as of December 31, 2010:

	Level 1	Level 2	Level 3	Total
Securities owned, at market value				
Corporate equity securities	$1,440,145	$ -	$ -	$1,440,145
Securities sold, not yet purchased				
Corporate equity securities	$ (881,884)	$ -	$ -	$ (881,884)

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. If the net capital ratio exceeds 10 to 1, the Company may not withdraw equity capital or pay cash dividends. At December 31, 2010, the Company had net capital of $2,899,135 which was $2,799,135 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.20 to 1.

NOTE 5 - FURNITURE, FIXTURES AND EQUIPMENT

Furniture, fixtures and equipment consisted of the following at December 31, 2010:

Computer hardware	$151,607
Furniture and fixtures	171,337
	322,944
Less accumulated depreciation	199,132
	$123,812

NOTE 6 - COMMITMENTS AND CONTINGENCIES

The Company has entered into certain non-cancelable operating leases. Rental expense under the Company's operating lease agreements was $236,290 for the year ended December 31, 2010.

Future minimum rental payments required under the Company's operating leases that have initial or remaining lease terms in excess of one year as of December 31, 2010 were as follows:

2011	$154,665
2012	12,737
Total minimum lease payments	$167,402

In the general course of its business, the Company is named as a defendant in certain lawsuits and arbitration proceedings. Management believes that resolution of these claims will not result in any material adverse effect on the Company's financial position or results of operations.

NOTE 7 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events and there were no subsequent events to report between December 31, 2010, the date of these financial statements, and February 28, 2011, the date these financial statements were available to be issued.

SCHEDULES

Esposito Securities, LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934

December 31, 2010

NET CAPITAL		
Total members' equity		$3,352,908
Deduct members' equity not allowable for net capital		-
Total members' equity qualified for net capital		3,352,908
ADD:		
A. Liabilities subordinated to claims of general creditors allowable		-
B. Other (deductions) or allowable credits		-
Total capital and allowable subordinated liabilities		3,352,908
DEDUCTIONS AND/OR CHARGES		
A. Non-allowable assets	-	
Receivable from brokers or dealers	-	
Other receivables	-	
Other assets	178,407	
Furniture, fixtures and equipment, net	123,812	
B. Secured demand note deficiency	-	
C. Commodity futures contracts and spot commodities – proprietary capital charges	-	
D. Other deductions and/or charges	175	(302,394)
Net capital before haircuts on securities positions		3,050,514
HAIRCUTS ON SECURITIES POSITIONS		
A. Contractual securities commitments	-	
B. Deficit in securities collateralizing secured demand notes	-	
C. Trading and investment securities		
1. Exempt securities	-	
2. Debt securities	-	
3. Options	-	
4. Other securities	150,436	
D. Undue concentration	-	
E. Other	943	(151,379)
Net capital		2,899,135

Esposito Securities, LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934 - CONTINUED

December 31, 2010

AGGREGATE INDEBTEDNESS		
Total liabilities from statement of financial condition		$1,456,137
LESS:		
Securities sold not yet purchased, at market value		(881,884)
ADD:		
A. Drafts for immediate credit	$ -	
B. Market value of securities borrowed for which no equivalent value is paid or credited	-	
C. Other unrecorded amounts	-	-
Total aggregate indebtedness		$ 574,253
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (6-2/3% of aggregate indebtedness)		$ 38,283
Minimum dollar net capital requirement		$ 100,000
Net capital requirement (larger of above)		$ 100,000
Excess net capital		$2,799,135
Excess net capital at 1000% (net capital less 120% of minimum dollar net capital requirement)		$2,779,135
Percentage aggregate indebtedness to net capital		19.81%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		0%

GrantThornton

Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5 for a Non-issuer Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Audit • Tax • Advisory
Grant Thornton LLP
1717 Main Street, Suite 1500
Dallas, TX 75201-4667
T 214.561.2300
F 214.561.2370
www.GrantThornton.com

The Members
Esposito Securities, LLC

In planning and performing our audit of the financial statements of Esposito Securities, LLC (the "Company"), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the U.S. Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining effective internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP). Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Grant Thornton

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A material weakness is a deficiency or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our audit was also not designed to identify all deficiencies in internal control that might be significant deficiencies. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. We have identified certain deficiencies in internal control that we consider to be significant deficiencies, and communicated them to management and those charged with governance on February 28, 2011.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs of this report and would not necessarily identify all deficiencies in internal control that might be material weaknesses. Given these limitations, during our audit, we did not identify any deficiencies in internal control, including control activities for safeguarding securities that we consider to be material weaknesses. However, material weaknesses may exist that were not identified.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Dallas, Texas
February 28, 2011